JetGold corp.

Suite 507 - 475 Howe Street
Vancouver, BC   V6C 2B3
Telephone (604) 6877828
Facsimile (604) 687-7848
jetgoldcorp@shaw.ca
www.jetgoldcorp.com

NEWS

FOR IMMEDIATE RELEASE   TSXV - JAU

EXPLORATION UPDATE

Vancouver, BC - August 14, 2008 - Robert L. Card, President, Jet Gold Corp. (TSXV - JAU) ("Jet Gold" or the "Company") is pleased to report that activities associated with its ongoing exploration on the Company's properties are advancing.

Naskeena Coal Project

Drilling is going well with approximately 2800 ft drilled in July. Costs are down to around $35/ft and should stay in that range while drilling the present areas. Drilling starts today on a southern leg of an X shaped drill plan. Multiple coal seams have been encountered to date in all holes. Drill cores are now being logged. Once prepared they will be sent to the lab for analysis with results expected back within 4-6 weeks. The Company anticipates this drilling program to continue well into the fall and early winter months (depending on weather conditions). The Company has applied for an additional 1500 ha on the southern boundary of its present tenure, adding about 1/3 to the size of its current project area.

Kshish Molybdenum Update

The Company has completed the initial prospecting on the Kshish Molybdenum ("Kshish ") property near Terrace, British Columbia, Canada and has found interesting molybdenite occurrences. The property is located 15 km northeast of the town of Terrace and is serviced by nine kilometres of public road and eight kilometres of logging road. Jet Gold holds options on approximately 4100 ha of mineral tenures covering the Kshish property.

Exploration work on the Kshish property has been on-going through the spring of 2008 with stream sediment sampling and general prospecting being the focus at this time. The work has followed the snow up the mountain and access is now at a point where the prospecting crews can work in the area identified as the original main target, Area 1, the Newtown creek exposure. This area also includes two zones of anomalous molybdenum values in soil samples identified by Amax in 1967 and 1968.

Stream sediment and moss mat samples were taken at 12 locations within the property with values ranging from 2 ppm to 45 ppm with values over 15 ppm considered to be anomalous. The general area covered by this sampling is approximately 2600 ha and it is anticipated the further sediment sampling will be required in areas that were not accessible in the spring to further refine prospecting targets. This work has been undertaken to ensure that adequate coverage of the property was in place as well as to follow up on the previous samples taken by the BC Geologic Survey and Amax.

The current sediment samples represent only the initial ¼ of the property. The prospecting to date and the historic information has defined Area 1 of having an approximately area of 800 ha (3000m x 3000m) which will be the primary focus for 2008. The exploration on remainder of the property will be continued during the summer.

Large rock samples have been collected and prepared for assaying.   The Company will be reporting on these sample assays shortly along with additional rock, soil and mat samples sent for assay to ALS Chemex.

Based on present work, the mineralized rock is evident over 400m (1300ft) of the creek exposure and additional mineralized rock has been identified well upstream and requires further detailed prospecting work. MINFILE 103I 033 showing which is approximately 2 km west of the Newtown Creek exposure, has a reported value of 0.48% molybdenite but prospecting has not yet reached this area. This reported showing is within one of the north east trending fractures. It is anticipated that more areas of mineralization will be discovered across this large property with the goal of defining new molybdenite source stock works and drill targets for either a late fall or spring drill program.

The information contained in this news release has been reviewed and approved by Alex Burton, P.Geo., P.Eng., a qualified person under the definitions established by National Instrument 43-101.

On behalf of the Board of Directors
Jet Gold Corp

"Robert L. Card"

Robert L. Card
President

**Investor Contact: Robert L. Card
                        604-687-7828
                        Robertcard@shaw.ca
                        www.jetgoldcorp.com**